Legal Division
5711 S 86TH CIR • PO BOX 27347 • OMAHA NE 68127-0347
EXECUTIVE OFFICE: (402) 593-4500 • FAX: (402) 537-6197
infoGROUP	www.infogroup.com
March 9, 2009
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3720
Washington, D.C. 20549
Attn: Kathleen Krebs

RE:	infoGROUP Inc. Form 10-K for the Year ended December 31, 2007 File No. 000-19598 Filed August 8, 2008
Dear Ms. Krebs:
This letter sets forth the responses of infoGROUP Inc. (“we” or the “Company”) to the Staff’s comment letter dated February 20, 2009 on the above referenced Form 10-K (the “Form 10-K”). The numbered responses in this letter correspond to the numbered paragraphs of the comment letter. We have also included the comments along with our responses to aid in the review process. Additionally, our expanded responses to comments 3, 5 and 6 also include the responses from our February 4, 2009 letter.
General
1.	Your response letter dated February 4, 2009 has “CONFIDENTIAL” set forth at the top of each page. Please note that the appropriate manner to request confidential treatment for information in a response letter is to make a request for confidential treatment under Freedom of Information Act Rule 200.83 and to follow the procedures set forth in the rule. Please resubmit the response letter on EDGAR and either remove “CONFIDENTIAL” from each page or make a narrow and appropriate request for confidential treatment under Rule 83.
RESPONSE: We will resubmit our response letter of February 4, 2009 on EDGAR and remove the “CONFIDENTIAL” from each page.

Division of Corporation Finance
Securities and Exchange Commission
03/09/2009

Item 9A. Controls and Procedures, page 41
A. Investigation by the Special Committee, page 41
2.	We note your response to prior comment 5 from our letter dated December 31, 2008. Please amend your Form 10-K for the year ended December 31, 2007 to include the proposed disclosure from your response letter dated February 4, 2009 that discusses more specifically the review conducted by the Special Litigation Committee, its findings, and the bases for its findings that various related party transactions, expense reimbursements and corporate expenditures were excessive.
RESPONSE: As discussed with the Staff, we will include the proposed disclosure in an amendment to the 10-K (the “amended 10-K”).
B. Evaluation of Disclosure Controls and Procedures, page 45
3.	We note your response to prior comment six from our letter dated December 31, 2008. Please amend your Form 10-K for the year ended December 31, 2007 to include the proposed disclosure from your response letter dated February 4, 2009. Please also expand your disclosure to address more specifically how the identified material weaknesses in the company’s internal control over financial reporting led to ineffective controls and procedures designed to ensure that information required to be disclosed by the company in its Exchange Act reports is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. For example, explain whether the material weaknesses led to information not being accumulated or communicated to your management to make timely decisions regarding disclosure and/or led to non-disclosure or incorrect disclosure in your Exchange Act reports.
RESPONSE: As discussed with the Staff, we will include the following in the amended 10-K:
“The principal factors contributing to the material weaknesses that led the Company’s Chief Executive Officer and Chief Financial Officer to conclude that the disclosure controls and procedures were not effective were (1) the Company did not maintain an effective control environment, (2) the Company did not maintain adequate policies and procedures with respect to Company disbursements, and (3) the Company did not maintain effective procedures to monitor its disbursement-related controls and whether such controls remained adequately designed, specifically procedures to ensure that the Board of Directors and management are provided sufficient information to enable them to evaluate the adequacy of the Company’s disclosures, including appropriately monitoring the activities of senior management, including the Chief Executive Officer.
These factors resulted in information with regard to disclosure of disbursements being insufficiently available to management and the Board of Directors, or not available at all. Management and the Board of Directors were therefore unable to determine the adequacy of the

Division of Corporation Finance
Securities and Exchange Commission
03/09/2009

disclosures with respect to disbursements in the Company’s reports filed under the Exchange Act, including disclosures concerning expense reimbursements, corporate expenditures, personal utilization of Company assets by the Chief Executive Officer, issuance of stock options, and payments to related parties.
Item 11. Executive Compensation
Compensation Discussion and Analysis, page 54
Executive Compensation Decisions for Fiscal Year 2007, page 59
4.	We note your response to prior comment 7 from our letter dated December 31, 2008. Please amend your Form 10-K for the year ended December 31, 2007 to include the proposed disclosure from your response letter dated February 4, 2009 that discloses the actual performance targets set for the achievement of bonus payments for each named executive officer, as well as the threshold, target, and maximum levels for each performance measure and describes the interpolation process undertaken.
RESPONSE: As discussed with the Staff, we will include the proposed disclosure in the amended 10-K.
Other Personal Benefits and Perquisites, page 61
5.	We note your response to prior comment 8 from our letter dated December 31, 2008. In your response, you indicate that a meaningful discussion of your past policies and process is not possible, but you also indicate that the “failure of these policies is adequately disclosed in the Form 10-K.” Please amend your Form 10-K for the year ended December 31, 2007 to include a discussion of the policies and decisions regarding personal benefits and perquisites and provide an analysis as to the failure of such policies and discuss the remedial measures outlined in your response to prior comment eight in your response letter dated February 4, 2009.
RESPONSE: As discussed with the Staff, we will include the following in the amended 10-K:
     “The Special Litigation Committee’s review, described in greater detail under “Investigation of the Special Committee” in Item 9A has found that various expense reimbursements and corporate expenditures were excessive. The policies on personal benefits and perquisites were not detailed and the decision making process on the award of personal benefits was inadequate to assure communication to financial management to prevent excessive expense reimbursements and corporate expenditures, including personal benefits and perquisites with respect to yachts, aircraft, automobiles, and club memberships. Based on its review, the Special Litigation Committee has approved a series of remedial measures relating to perquisites and personal benefits, including a new review and approval process. We are in the process of implementing these remedial measures.

Division of Corporation Finance
Securities and Exchange Commission
03/09/2009

     Remedial actions adopted by the Special Litigation Committee covering these policies and procedures include actions discussed on page 47 of the 10-K that require:
•	expense reimbursements to be subject to uniform, company-wide policies and procedures, see “Policy on Company Reimbursement of Expenses” and “Executive Vice President for Business Conduct and General Counsel”;

•	independent directors to approve and implement detailed policies regarding perquisites, see “New Policies Regarding Perquisites”; and

•	independent directors to approve and implement a new related party transaction policy, see “New Related Party Transactions.”
Additional information with respect to the new policies to be implemented is also provided in the bullet points on page 43 of the Form 10-K.”
Item 13. Certain Transactions, page 73
6.	We note your response to prior comment 9 from our letter dated December 31, 2008. Please amend your Form 10-K for the year ended December 31, 2007 to include the proposed disclosure from your response letter dated February 4, 2009 that discusses your policies and procedures regarding the review, approval or ratification of related party transactions. In addition, please disclose whether any of the transactions discussed in your revised disclosure required waivers to your Code of Business Conduct and Ethics and, if so, whether such waivers were disclosed on your website or on Form 8-K.
RESPONSE: As discussed with the Staff, we will include the following in the amended 10-K:
     “As described in greater detail under Item 9A of this Annual Report, the Special Litigation Committee reviewed, among other things, certain related party transactions. Based on its review, the Special Litigation Committee determined that various related party transactions involved excessive amounts and approved a series of remedial measures relating to related party transactions. See Item 9A of this Annual Report for more information on the Special Litigation Committee’s findings and related remedial measures.
     The Special Litigation Committee was not able to confirm the Company’s adoption of any policy governing related party transactions prior to December 2004. In that month, the Audit Committee of the Board of Directors approved a new policy requiring pre-approval of any transaction, whether individually or in series, amounting to more than $60,000 (the policy was later changed to allow for any exception to the pre-approval rule in some circumstances). Most of the Company’s payments to related parties had ceased prior to this policy’s adoption. Payments in two categories found by the Special Litigation Committee to be excessive continued: payments for a private residence and payments for a yacht. The private residence payments continued until 2008, and totaled less than $60,000 per year. The payments for a yacht continued for approximately six months following December 2004, and also amounted to less than $60,000. Because these payments totaled less than $60,000 per year, their pre-approval was

Division of Corporation Finance
Securities and Exchange Commission
03/09/2009

not required under the new policy.
     The Company continued to make payments to at least one related party in a series of transactions exceeding $60,000, in categories not found by the Special Litigation Committee to be excessive, after December 2004. Those transactions are discussed further below. The Company did not have an effective pre-approval process in place; thus, these transactions generally were not pre-approved by the Audit Committee. The Company’s related persons transaction policy has now been amended, and an effective pre-approval process for material transactions is in place.
     As of December 31, 2007, the Company’s Code of Business Conduct and Ethics required authorization of transactions which involved, or gave the appearance of involving, a conflict of interest, and such authorization had to be provided “in accordance with guidelines set and approved” by the Board of Directors. According to the Code, such a conflict might arise when an employee, officer, or director had “an interest in a transaction involving the Corporation.” In the absence of authorization of such a transaction in accordance with approved guidelines, a waiver of the Code of Business Conduct and Ethics, either by the Board or its Nominating and Corporate Governance Committee, was required.
     Prior to December 2004, the Board of Directors had not established any policy governing related party transactions and, therefore, any such transaction would have required a waiver of the Code of Business Conduct and Ethics. The Special Litigation Committee identified a number of these types of transactions prior to December 2004; however, no waivers of the Code of Business Conduct and Ethics were sought or granted.
     Under the related party transaction policy established by the Audit Committee of the Board in December 2004, transactions that totaled less than $60,000 a year would not require pre-approval by the Audit Committee (and, as such, would not require a waiver of the Code of Business Conduct and Ethics in the absence of such approval). However, the policy did require approval of the Audit Committee of such transactions that exceeded $60,000. If the required approval under these guidelines was not obtained, a wavier of the Code of Business Conduct and Ethics would have been required.
     During the course of its investigation, the Special Litigation Committee determined that at least one related party relationship with transactions in excess of $60,000 occurred after the implementation of the related party transactions policy in 2004, in categories not found by the Special Litigation Committee to be excessive. The Company retained the law firm of Robins, Kaplan, Miller & Ciresi L.L.P. to provide certain legal services. Elliot S. Kaplan, a director of the Company, is a named partner and former Chairman of the Executive Board of Robins, Kaplan, Miller & Ciresi L.L.P. The Company paid a total of $1,679,484 to this law firm during 2007, which included $634,750 for its representation, on a contingent fee basis, of the Company in the Naviant litigation, the settlement of which resulted in net proceeds of $9.9 million to the Company. See Item 3 Legal Proceedings to this Form 10-K. The existence and amounts of these transactions were disclosed to, and reviewed and discussed by the Audit Committee. However, we can not determine if these transactions were approved in strict accordance with the specific requirements of the related party transactions policy as it existed at the time. Because we can not

Division of Corporation Finance
Securities and Exchange Commission
03/09/2009

make that determination, we also can not determine whether a waiver of the Code of Business Conduct, with respect to these transactions, was required. No such waiver was sought or granted.”
The Company acknowledges that:
•	the adequacy and accuracy of the disclosure in its filing with the Commission is the responsibility of the Company;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We would be willing to discuss with you any additional comments the Staff may have. Please contact me at 402-593-4543 with questions or comments on this response letter.

Sincerely,
/s/ Thomas McCusker
Thomas McCusker
Executive Vice President for Business Conduct & General Counsel